Exhibit 99.3

WHEATON
PRECIOUS METALS

20 YEARS of VALUE THROUGH STREAMING

ANNUAL REPORT

Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and the Board of Directors, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 14, 2024

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [2]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist within the Mineral Stream Interests - Refer to Note 4.3 to the financial statements

Critical Audit Matter Description

The Company considers each precious metals purchase agreement (“PMPA”) to be a separate cash generating unit (“CGU”). The Company’s determination of whether or not an indicator of impairment or impairment reversal exists at the CGU level requires significant management judgment. Changes in metal price forecasts, discount rates, reductions or increases in the amount of future recoverable ounces of metals attributable to the Company and/or adverse or favorable operational, political or regulatory developments impacting the mining properties in respect of which the Company has PMPAs can result in a write-down or write-up of the carrying amounts of the Company’s mineral stream interests.

While there are several factors that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are evaluating the impact of (1) changes to future metal prices for gold, silver, palladium and cobalt, and (2) changes in the amount of future recoverable ounces of metals attributable to the Company. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [3]

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to evaluate the impact of changes to (1) future metal prices for gold, silver, palladium and cobalt and (2) changes in the amount of future recoverable ounces of metals attributable to the Company in the assessment of indicators of impairment or impairment reversal included the following, among others:

●	Evaluated the effectiveness of the Company’s controls over management’s assessment of indicators of impairment or impairment reversal.

●	Evaluated management’s ability to accurately forecast future recoverable ounces of metals attributable to the Company by:
o	Assessing the methodology used in management’s determination of the future recoverable ounces of attributable metals;

o	Completing retrospective analysis comparing the Company’s historical forecasts to actual results;

o	Comparing management’s expected future recoverable ounces of attributable metals to reserve and resource estimates prepared by the third-party mining property operators; and

o	Considering the professional qualifications and objectivity of management’s specialists.

●

With the assistance of fair value specialists, evaluated the significance of movements in future metal prices for gold, silver, palladium and cobalt by comparing historical forecasts to current third-party forecasts.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 14, 2024

We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [4]

Management’s Report on Internal Control Over Financial Reporting

Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2023, Wheaton’s internal control over financial reporting was effective.

The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2023, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2023, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 14, 2024

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [5]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 14, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 14, 2024

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [6]

Consolidated Statements of Earnings

		Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	Note	2023	2022

Sales	6	$1,016,045	$1,065,053

Cost of sales

Cost of sales, excluding depletion		$228,171	$267,621

Depletion		214,434	231,952

Total cost of sales		$442,605	$499,573

Gross margin		$573,440	$565,480

General and administrative expenses	7	38,165	35,831

Share based compensation	8	22,744	20,060

Donations and community investments	9	7,261	6,296

Impairment reversal of mineral stream interests	13, 25	-	(8,611)

Earnings from operations		$505,270	$511,904

Gain on disposal of mineral stream interests	13	5,027	155,868

Other income (expense)	10	34,271	7,449

Earnings before finance costs and income taxes		$544,568	$675,221

Finance costs	17.3	5,510	5,586

Earnings before income taxes		$539,058	$669,635

Income tax expense	23	1,414	509

Net earnings		$537,644	$669,126

Basic earnings per share		$1.187	$1.482

Diluted earnings per share		$1.186	$1.479

Weighted average number of shares outstanding

Basic	21	452,814	451,570

Diluted	21	453,463	452,344

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [7]

Consolidated Statements of Comprehensive Income

		Years Ended December 31

(US dollars in thousands)	Note	2023	2022

Net earnings		$537,644	$669,126

Other comprehensive income

Items that will not be reclassified to net earnings

(Loss) gain on LTIs¹	16	$(26,632)	$21,052

Income tax (recovery) expense related to LTIs	23	(3,719)	6,513

Total other comprehensive (loss) income		$(22,913)	$14,539

Total comprehensive income		$514,731	$683,665

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Balance Sheets

		As at December 31	As at December 31

(US dollars in thousands)	Note	2023	2022

Assets

Current assets

Cash and cash equivalents	22	$546,527	$696,089

Accounts receivable	11	10,078	10,187

Cobalt inventory	12	1,372	10,530

Income taxes receivable	23	5,935	-

Other	24	3,499	3,287

Total current assets		$567,411	$720,093

Non-current assets

Mineral stream interests	13	$6,122,441	$5,707,019

Early deposit mineral stream interests	14	47,093	46,092

Mineral royalty interests	15	13,454	6,606

Long-term equity investments	16	246,678	256,095

Property, plant and equipment		7,638	4,210

Other	25	26,470	19,791

Total non-current assets		$6,463,774	$6,039,813

Total assets		$7,031,185	$6,759,906

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$13,458	$12,570

Income taxes payable	23	-	2,763

Current portion of performance share units	20.1	12,013	14,566

Current portion of lease liabilities	17.2	604	818

Total current liabilities		$26,075	$30,717

Non-current liabilities

Performance share units	20.1	$9,113	$6,673

Lease liabilities	17.2	5,625	1,152

Deferred income taxes	23	232	165

Pension liability		4,624	3,524

Total non-current liabilities		$19,594	$11,514

Total liabilities		$45,669	$42,231

Shareholders’ equity

Issued capital	18	$3,777,323	$3,752,662

Reserves	19	(40,091)	66,547

Retained earnings		3,248,284	2,898,466

Total shareholders’ equity		$6,985,516	$6,717,675

Total liabilities and shareholders’ equity		$7,031,185	$6,759,906

/s/ Randy Smallwood	/s/ Marilyn Schonberner

Randy Smallwood	Marilyn Schonberner

Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [9]

Consolidated Statements of Cash Flows

		Years Ended December 31

(US dollars in thousands)	Note	2023	2022

Operating activities

Net earnings		$537,644	$669,126

Adjustments for

Depreciation and depletion		215,926	233,539

Gain on disposal of mineral stream interest	13	(5,027)	(155,868)

Impairment reversal of mineral stream interests		-	(8,611)

Interest expense	17.3	207	91

Equity settled stock based compensation	20	6,438	5,846

Performance share units - expense	20.1	16,306	14,214

Performance share units - paid	20.1	(16,675)	(18,410)

Pension expense		1,122	1,033

Pension paid		(116)	-

Income tax expense (recovery)	23	1,414	509

Loss (gain) on fair value adjustment of share purchase warrants held	10	31	1,033

Investment income recognized in net earnings		(37,178)	(6,774)

Other		1,227	67

Change in non-cash working capital	22	1,912	1,573

Cash generated from operations before income taxes and interest		$723,231	$737,368

Income taxes paid		(6,192)	(171)

Interest paid		(187)	(93)

Interest received		33,957	6,320

Cash generated from operating activities		$750,809	$743,424

Financing activities

Credit facility extension fees	17.1	$(859)	$(1,357)

Share purchase options exercised	19.2	12,415	10,368

Lease payments	17.2	(691)	(800)

Dividends paid	18.2	(265,109)	(237,097)

Cash used for financing activities		$(254,244)	$(228,886)

Investing activities

Mineral stream interests	13	$(663,528)	$(151,929)

Early deposit mineral stream interests	14	(1,000)	(1,500)

Mineral royalty interest	15	(6,833)	-

Net proceeds on disposal of mineral stream interests	13	46,400	131,763

Acquisition of long-term investments	16, 22	(17,447)	(22,768)

Proceeds on disposal of long-term investments	16, 22	202	-

Investment in subscription rights	25	(4,510)	-

Dividends received		2,317	453

Other		(2,247)	(316)

Cash (used for) generated from investing activities		$(646,646)	$(44,297)

Effect of exchange rate changes on cash and cash equivalents		$519	$(197)

(Decrease) increase in cash and cash equivalents		$(149,562)	$470,044

Cash and cash equivalents, beginning of year		696,089	226,045

Cash and cash equivalents, end of year	22	$546,527	$696,089

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [10]

Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve [2]	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2022	450,864	$3,698,998	$83,077	$22,349	$7,196	$(65,586)	$47,036	$2,504,083	$6,250,117

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$669,126	$669,126

OCI [1]		-	-	-	-	14,539	14,539	-	14,539

Total comprehensive income		$-	$-	$-	$-	$14,539	$14,539	$669,126	$683,665

Income tax recovery (expense)		$4,143	$-	$-	$-	$-	$-	$-	$4,143

SBC [1] expense		-	-	2,366	3,480	-	5,846	-	5,846

Options [1] exercised	493	13,138	-	(2,137)	-	-	(2,137)	-	11,001

RSUs [1] released	88	2,534	-	-	(2,534)	-	(2,534)	-	-

Dividends (Note 18.2)	874	33,849	-	-	-	-	-	(270,946)	(237,097)

Realized loss on disposal of LTIs ¹ (Note 19.4)		-	-	-	-	3,797	3,797	(3,797)	-

At December 31, 2022	452,319	$3,752,662	$83,077	$22,578	$8,142	$(47,250)	$66,547	$2,898,466	$6,717,675

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$537,644	$537,644

OCI [1]		-	-	-	-	(22,913)	(22,913)	-	(22,913)

Total comprehensive income		$-	$-	$-	$-	$(22,913)	$(22,913)	$537,644	$514,731

SBC [1] expense		$-	$-	$2,607	$3,831	$-	$6,438	$-	$6,438

Options [1] exercised	489	14,060	-	(2,278)	-	-	(2,278)	-	11,782

RSUs [1] released	119	3,967	-	-	(3,967)	-	(3,967)	-	-

Dividends (Note 18.2)	142	6,634	-	-	-	-	-	(271,744)	(265,110)

Warrant expiration		-	(83,077)	-	-	-	(83,077)	83,077	-

Realized gain on disposal of LTIs ¹ (Note 19.4)		-	-	-	-	(841)	(841)	841	-

At December 31, 2023	453,069	$3,777,323	$-	$22,907	$8,006	$(71,004)	$(40,091)	$3,248,284	$6,985,516

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

2)	Refer to Note 19.1.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [11]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.

Including the agreements closed after December 31, 2023 (Notes 27 and 29), the Company has entered into 38 long-term purchase agreements (30 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 32 different mining companies, for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 which have been placed in care and maintenance or have been closed, located in 16 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.

The consolidated financial statements of the Company for the year ended December 31, 2023 were authorized for issue as of March 14, 2024 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates and derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are expressed in thousands unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

3.	Material Accounting Policy Information

3.1.	New Accounting Standards Effective in 2023

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The Company adopted Amendments to IAS 1 Presentation of Financial Statements related to the disclosure of accounting policies. These amendments require entities to disclose their material accounting policy information rather than significant accounting policy information. The amendments provide guidance on how an entity can identify material accounting policy information and clarify that information may be material because of its nature, even if the related amounts are immaterial. The adoption of these amendments did not have a material impact on the disclosure of material accounting policies in these consolidated financial statements.

Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules

The Company adopted amendments to IAS 12 Income Taxes in response to the Organisation for Economic Co-operation and Development’s (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax). The amendments provide that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a period where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The Company has applied the mandatory temporary exemption regarding deferred taxes in the current period. Refer to Note 23 for further information on Global Minimum Tax.

3.2.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [12]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.3.	Revenue Recognition

Revenue relating to the sale of precious metals is recognized when control of the precious metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer. The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of the precious metal.

Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metals in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metals. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted precious metal prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

Title to but not control of cobalt is transferred to a third-party sales agent who then onsells the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized when the third party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent.

3.4.	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.5.	Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9, Financial Instruments (“IFRS 9”), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [13]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other Income (Expense).

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Cash and cash equivalents are stated at FVTNE.

Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other Income (Expense).

As discussed in Note 3.3, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

The previously outstanding non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the previously outstanding non-revolving term loan and other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•

For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

3.6.	Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [14]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Bank Debt

Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

•

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.7.	Mineral Stream Interests

Agreements for which settlement is called for in gold, silver, palladium or cobalt, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these mineral stream interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). The FVLCD represents the amount that could be received from each PMPA in an arm’s length transaction at the measurement date.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [15]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

3.8.	Debt Issue Costs

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.9.	Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.10.	Income Taxes

Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [16]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

3.11.	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.12.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.13.	Post-Employment Benefit Costs

The Company provides a Supplemental Employee Retirement Plan (“SERP) to all qualified employees. The SERP is an unregistered and unfunded defined contribution plan under which the Company makes a fixed notional contribution to an account maintained by the Company. Any benefits under the SERP have a vesting period of five years from the first date of employment. The notional contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees.

3.14.	Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

Amendment to IAS 1- Presentation of Financial statements

The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.2 billion at December 31, 2023, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [17]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

As described in Note 3.7, the Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

As more fully described in Note 3.7, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the estimated recoverable reserves and resources as well as operational developments and other matters at the mining properties in respect of which the Company has PMPAs for indications of impairment or impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation

As more fully described in Note 3.9, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 19.2, 19.3, and 20.1, respectively.

Critical Accounting Judgments

4.5.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 27. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [18]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

exercise of significant judgment of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s judgement of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

4.6.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 27 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.

The capital structure of the Company consists of debt (Note 17) and equity attributable to common shareholders, comprising of issued capital (Note 18), accumulated reserves (Note 19) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 17).

The Company is in compliance with the debt covenants at December 31, 2023, as described in Note 17.1.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [19]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities

The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity. The following table summarizes the classification of the Company’s financial assets and liabilities:

		December 31	December 31
(in thousands)	Note	2023	2022

Financial assets

Financial assets mandatorily measured at FVTNE [1]

Cash and cash equivalents	22	$546,527	$696,089

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	5,360	2,516

Long-term investments - warrants held		652	560

Investments in equity instruments designated at FVTOCI [1]

Long-term investments - common shares held	16	246,026	255,535

Financial assets measured at amortized cost

Trade receivables from sales of cobalt	11	3,975	6,642

Refundable deposit - 777 PMPA	25	8,717	8,073

Other accounts receivable		743	1,029

Total financial assets		$812,000	$970,444

Financial liabilities

Financial liabilities at amortized cost

Accounts payable and accrued liabilities		$13,458	$12,570

Lease liabilities	17.2	6,229	1,970

Total financial liabilities		$19,687	$14,540

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Additionally, the outstanding accounts receivable from the sales of cobalt are supported by a $3 million letter of credit. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2023 is considered to be negligible.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [20]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2023	2022

Cash and cash equivalents	22	$546,527	$696,089

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	5,360	2,516

Trade receivables from sales of cobalt	11	3,975	6,642

Refundable Deposit - 777 PMPA	25	8,717	8,073

Other accounts receivables	11	743	1,029

Maximum exposure to credit risk related to financial assets		$565,322	$714,349

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2023, the Company had cash and cash equivalents of $547 million (December 31, 2022 - $696 million) and working capital of $541 million (December 31, 2022 - $689 million).

The Company holds equity investments of several companies (Note 16) with a combined market value at December 31, 2023 of $247 million (December 31, 2022 - $256 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

			As at December 31, 2023

(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total

Accounts payable and accrued liabilities	$13,458	$-	$-	$-	$13,458

Performance share units [1]	12,013	9,113	-	-	21,126

Total	$25,471	$9,113	$-	$-	$34,584

1)	See Note 20.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [21]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2023	2022

Monetary assets

Cash and cash equivalents	$1,729	$311

Accounts receivable	112	739

Long-term investments - common shares held	77,770	60,443

Long-term investments - warrants held	652	560

Other long-term assets	7,898	3,308

Total Canadian dollar denominated monetary assets	$88,161	$65,361

Monetary liabilities

Accounts payable and accrued liabilities	$9,080	$8,180

Performance share units	17,303	16,971

Lease liability	5,892	1,315

Pension liability	4,624	3,524

Total Canadian dollar denominated monetary liabilities	$36,899	$29,990

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2023

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,651)	$2,651

Increase (decrease) in other comprehensive income	7,777	(7,777)

Increase (decrease) in total comprehensive income	$5,126	$(5,126)

	As at December 31, 2022

	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(2,507)	$2,507

Increase (decrease) in other comprehensive income	6,044	(6,044)

Increase (decrease) in total comprehensive income	$3,537	$(3,537)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the years ended December 31, 2023 and 2022, the weighted average effective interest rate paid by the

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [22]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Company on its outstanding borrowings was Nil, while the weighted average interest rate earned on its cash deposits in interest bearing accounts was 4.8% and 1.9%, respectively.

During the years ended December 31, 2023 and 2022, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.

During the years ended December 31, 2023 and 2022, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest earned by approximately $7 million and $3 million, respectively.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2023 and 2022 would have increased/decreased by approximately $25 million for both years respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2023

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	22	$546,527	$546,527	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	5,360	-	5,360	-

Long-term investments - common shares held	16	246,026	246,026	-	-

Long-term investments - warrants held	16	652	-	652	-

		$798,565	$792,553	$6,012	$-

		December 31, 2022

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	22	$696,089	$696,089	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	2,516	-	2,516	-

Long-term investments - common shares held	16	255,535	255,535	-	-

Long-term investments - warrants held	16	560	-	560	-

		$954,700	$951,624	$3,076	$-

When balances are outstanding, the Company’s bank debt (Note 17.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [23]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

5.8.1.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

6.	Revenue

	Years Ended December 31

(in thousands)	2023		2022

Sales

Gold credit sales	$644,131	63%	$529,698	50%
Silver

Silver credit sales	$257,041	25%	$400,372	38%

Concentrate sales	81,553	9%	70,631	6%

Total silver sales	$338,594	34%	$471,003	44%

Palladium credit sales	$18,496	2%	$32,160	3%

Cobalt sales	$14,824	1%	$32,192	3%

Total sales revenue	$1,016,045	100%	$1,065,053	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

During the year ended December 31, 2023, sales to four financial institutions accounted for 34%, 20%, 12% and 11% of the Company’s revenue as compared to sales to three financial institutions accounted for 29%, 24% and 20% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

Cobalt Sales

Cobalt is sold to a third-party sales agent who generally on-sells the cobalt to third party customers approved by Wheaton. Revenue from the sale of cobalt is recognized once the third-party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [24]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue is recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent.

7.	General and Administrative

	Years Ended December 31

(in thousands)	2023	2022

Corporate

Salaries and benefits	$14,127	$14,895

Depreciation	1,026	1,154

Professional fees	3,346	1,680

Business travel	1,141	950

Director fees	1,095	1,109

Business taxes	798	840

Audit and regulatory	3,211	2,845

Insurance	2,052	2,135

Other	3,964	3,469

General and administrative - corporate	$30,760	$29,077

Subsidiaries

Salaries and benefits	$4,287	$4,327

Depreciation	466	434

Professional fees	607	539

Business travel	346	242

Director fees	199	200

Business taxes	238	276

Insurance	46	44

Other	1,216	692

General and administrative - subsidiaries	$7,405	$6,754

Consolidated general and administrative	$38,165	$35,831

8.	Share Based Compensation

		Years Ended December 31

(in thousands)	Note	2023	2022

Equity settled share based compensation [1]

Stock options	19.2	$2,607	$2,366

RSUs	19.3	3,831	3,480

Cash settled share based compensation

PSUs	20.1	$16,306	$14,214

Total share based compensation		$22,744	$20,060

1)	Equity settled stock based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [25]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

9.	Donations and Community Investments

	Years Ended December 31

(in thousands)	2023	2022

Local donations and community investments [1]	$2,649	$2,333

Partner donations and community investments [2]	4,612	3,798

COVID-19 and community support and response fund [3]	-	165

Total donations and community investments	$7,261	$6,296

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.

2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.

3)	Committed funding under this program has been fully disbursed.

10.	Other Income (Expense)

		Years Ended December 31

(in thousands)	Note	2023	2022

Interest income		$34,862	$6,321

Dividends received from equity investments designated as FVTOCI ¹ relating to investments held at the end of the period		2,316	453

Foreign exchange gain (loss)		51	890

Net gain (loss) arising on financial assets mandatorily measured at FVTNE ²

Gain (loss) on fair value adjustment of share purchase warrants held		(31)	(1,033)

Other		(2,927)	818

Total other income (expense)		$34,271	$7,449

1)	FVTOCI refers to Fair Value through Other Comprehensive Income
2)	FVTNE refers to Fair Value Through Net Earnings

11.	Accounts Receivable

		December 31	December 31

(in thousands)	Note	2023	2022

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$5,360	$2,516

Trade receivables from sales of cobalt	6	3,975	6,642

Other accounts receivable		743	1,029

Total accounts receivable		$10,078	$10,187

The trade receivables from sales of cobalt generally have extended payment terms with outstanding amounts being supported by a $3 million letter of credit.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [26]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

12.	Cobalt Inventory

The Company carries its cobalt inventory, which is recorded using weighted average costing, at the lower of cost or net realizable value. A summary of the inventory on hand at December 31, 2023 and December 31, 2022 is as follows:

	December 31	December 31
(in thousands)	2023	2022

Cobalt Inventory, carried at:

Cost	$1,372	$-

Net realizable value	-	10,530

Total cobalt inventory	$1,372	$10,530

At December 31, 2022, the Company recorded an inventory write down of $2 million. This inventory was fully sold during 2023, and no further inventory write down was required during 2023.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [27]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

13.	Mineral Stream Interests

	Year Ended December 31, 2023

	Cost				Accumulated Depletion & Impairment [1]			Carrying Amount Dec 31, 2023
(in thousands)	Balance Jan 1, 2023	Additions	Disposal	Balance Dec 31, 2023	Balance Jan 1, 2023	Depletion	Balance Dec 31, 2023

Gold interests
Salobo	$3,059,876	$370,035	$-	$3,429,911	$(676,614)	$(71,878)	$(748,492)	$2,681,419
Sudbury [2]	623,864	-	-	623,864	(340,448)	(20,931)	(361,379)	262,485
Constancia	140,058	-	-	140,058	(44,475)	(15,318)	(59,793)	80,265
San Dimas	220,429	-	-	220,429	(64,564)	(11,143)	(75,707)	144,722
Stillwater [3]	239,352	-	-	239,352	(23,500)	(4,383)	(27,883)	211,469
Other [4]	545,391	152,169	(41,373)	656,187	(51,248)	(1,250)	(52,498)	603,689

	$4,828,970	$522,204	$(41,373)	$5,309,801	$(1,200,849)	$(124,903)	$(1,325,752)	$3,984,049

Silver interests
Peñasquito	$524,626	$-	$-	524,626	$(230,952)	$(17,442)	$(248,394)	$276,232
Antamina	900,343	-	-	900,343	(354,975)	(25,838)	(380,813)	519,530
Constancia	302,948	-	-	302,948	(110,001)	(13,364)	(123,365)	179,583
Other [5]	1,018,199	141,364	-	1,159,563	(565,103)	(12,347)	(577,450)	582,113

	$2,746,116	$141,364	$-	$2,887,480	$(1,261,031)	$(68,991)	$(1,330,022)	$1,557,458

Palladium interests
Stillwater [3]	$263,721	$-	$-	$263,721	$(36,909)	$(6,145)	$(43,054)	$220,667

Platinum interests
Marathon	$9,428	$23	$-	$9,451	$-	$-	$-	$9,451

Cobalt interests
Voisey’s Bay [6]	$393,422	$-	$-	$393,422	$(35,849)	$(6,757)	$(42,606)	$350,816

	$8,241,657	$663,591	$(41,373)	$8,863,875	$(2,534,638)	$(206,796)	$(2,741,434)	$6,122,441

1)	Includes cumulative impairment charges to December 31, 2023 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos and Curraghinalt gold interests. The additions to other gold interests includes: Blackwater - $40 million; Goose - $63 million; Cangrejos - $29 million; and Curraghinalt - $20 million.

5)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba and Mineral Park silver interests. The additions to other silver interests includes: Blackwater - $141 million.

6)

When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [28]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

	Year Ended December 31, 2022

	Cost				Accumulated Depletion & Impairment [1]					Carrying Amount Dec 31, 2022
(in thousands)	Balance Jan 1, 2022	Additions (Reductions)	Disposal	Balance Dec 31, 2022	Balance Jan 1, 2022	Depletion	Disposal	Impairment (Charge) Reversal	Balance Dec 31, 2022

Gold interests
Salobo	$3,059,876	$-	$-	$3,059,876	$(621,937)	$(54,677)	$-	$-	$(676,614)	$2,383,262
Sudbury [2]	623,864	-	-	623,864	(316,695)	(23,753)	-	-	(340,448)	283,416
Constancia	140,058	-	-	140,058	(36,269)	(8,206)	-	-	(44,475)	95,583
San Dimas	220,429	-	-	220,429	(53,706)	(10,858)	-	-	(64,564)	155,865
Stillwater [3]	239,352	-	-	239,352	(19,567)	(3,933)	-	-	(23,500)	215,852
Other [4]	761,334	138,515	(354,458)	545,391	(396,542)	(1,252)	348,265	(1,719)	(51,248)	494,143

	$5,044,913	$138,515	$(354,458)	$4,828,970	$(1,444,716)	$(102,679)	$348,265	$(1,719)	$(1,200,849)	$3,628,121

Silver interests
Peñasquito	$524,626	$-	$-	$524,626	$(202,608)	$(28,344)	$-	$-	$(230,952)	$293,674
Antamina	900,343	-	-	900,343	(320,291)	(34,684)	-	-	(354,975)	545,368
Constancia	302,948	-	-	302,948	(97,064)	(12,937)	-	-	(110,001)	192,947
Other [5]	1,438,974	4,519	(425,294)	1,018,199	(845,779)	(36,640)	306,986	10,330	(565,103)	453,096

	$3,166,891	$4,519	$(425,294)	$2,746,116	$(1,465,742)	$(112,605)	$306,986	$10,330	$(1,261,031)	$1,485,085

Palladium interests
Stillwater [3]	$263,721	$-	$-	$263,721	$(30,891)	$(6,018)	$-	$-	$(36,909)	$226,812

Platinum interests
Marathon	$-	$9,428	$-	$9,428	$-	$-	$-	$-	$-	$9,428

Cobalt interests
Voisey’s Bay [6]	$393,422	$-	$-	$393,422	$(21,801)	$(14,048)	$-	$-	$(35,849)	$357,573

	$8,868,947	$152,462	$(779,752)	$8,241,657	$(2,963,150)	$(235,350)	$655,251	$8,611	$(2,534,638)	$5,707,019

1)	Includes cumulative impairment charges to December 31, 2022 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

Comprised of the Minto, Copper World Complex, 777, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose and Curipamba gold interests. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable. The additions to other gold interests includes: Marmato - $18 million; Fenix - $25 million; Marathon - $22 million; Curipamba - $10 million; Goose - $63 million.

5)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, 777, Marmato, Cozamin, Blackwater and Curipamba silver interests. The Keno Hill PMPA and the Yauliyacu PMPA were terminated on September 7, 2022 and December 14, 2022, respectively. As the 777 mine has been permanently closed, the 777 PMPA has been reflected as a disposition, with the carrying value transferred to a long-term receivable. The additions to other silver interests includes: Marmato - $1 million; and Curipamba - $3 million.

6)

When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [29]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2023			December 31, 2022

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests
Salobo	$2,303,719	$377,700	$2,681,419	$1,990,789	$392,473	$2,383,262
Sudbury [1]	218,467	44,018	262,485	239,002	44,414	283,416
Constancia	74,758	5,507	80,265	89,097	6,486	95,583
San Dimas	55,428	89,294	144,722	51,459	104,406	155,865
Stillwater [2]	186,668	24,801	211,469	191,051	24,801	215,852
Other [3]	17,999	585,690	603,689	19,248	474,895	494,143

	$2,857,039	$1,127,010	$3,984,049	$2,580,646	$1,047,475	$3,628,121

Silver interests
Peñasquito	$202,528	$73,704	$276,232	$219,969	$73,705	$293,674
Antamina	172,512	347,018	519,530	198,294	347,074	545,368
Constancia	169,527	10,056	179,583	182,171	10,776	192,947
Other [4]	130,462	451,651	582,113	139,424	313,672	453,096

	$675,029	$882,429	$1,557,458	$739,858	$745,227	$1,485,085

Palladium interests
Stillwater [2]	$211,959	$8,708	$220,667	$218,104	$8,708	$226,812

Platinum interests
Marathon	$-	$9,451	$9,451	$-	$9,428	$9,428

Cobalt interests
Voisey’s Bay	$321,454	$29,362	$350,816	$316,749	$40,824	$357,573

	$4,065,481	$2,056,960	$6,122,441	$3,855,357	$1,851,662	$5,707,019

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos and Curraghinalt gold interests.
4)

Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba and Mineral Park silver interests.

Acquisition of Curipamba PMPA

On January 17, 2022, the Company entered into a PMPA (the “Curipamba PMPA”) with Adventus Mining Corporation (“Adventus”) in respect of gold and silver production from the Curipamba Project located in Ecuador (the “Curipamba Project”). Under the Curipamba PMPA, Wheaton will purchase an amount of gold equal to 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and an amount of silver equal to 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the Curipamba PMPA, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The initial payment of $13 million was paid on December 6, 2022. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [30]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Acquisition of Marathon PMPA

On January 26, 2022, the Company entered into a PMPA (the “Marathon PMPA”) with Generation Mining Limited (“Gen Mining”) in respect of gold and platinum production from the Marathon Project located in Ontario, Canada (the “Marathon Project”). Under the Marathon PMPA, Wheaton will purchase an amount of gold equal to 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and an amount of platinum production equal to 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the Marathon PMPA, the Company is committed to pay Gen Mining total upfront cash consideration of $178 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022 and $15 million (Cdn$20 million) was paid on September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of Cdn$240 million, at which point the production payment will increase to 22% of the spot prices.

Acquisition and Partial Disposition of Goose PMPA

On February 8, 2022, the Company entered into a PMPA (the “Goose PMPA”) with Sabina Gold & Silver Corp. (“Sabina”) in respect of gold production from the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA, Wheaton was to purchase an amount of gold equal to 4.15% of the payable gold production until 130,000 ounces have been delivered, dropping to 2.15% until 200,000 ounces have been delivered, and thereafter dropping to 1.5% of the payable gold production for the life of mine. Under the terms of the Goose PMPA, the Company was committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022, the second installment of $31.25 million was paid on December 6, 2022, the third installment of $31.25 million was paid on February 3, 2023 and the final installment of $31.25 million was paid on April 4, 2023.

On April 12, 2023, Sabina announced that shareholders approved the proposed acquisition by B2Gold Corp. (“B2Gold”) of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400

Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027

In connection with the exercise of the option, the Company’s attributable gold production has been modified such that the Company will purchase an amount of gold equal to 2.78% of the payable gold production until the Company has received 87,100 ounces of gold under the Goose PMPA, dropping to 1.44%, until 134,000 ounces have been delivered, and thereafter dropping to 1.0%.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the revised upfront consideration of $83.75 million, at which point the production payment will increase to 22% of the spot gold price.

Amendment to the Marmato PMPA

On March 21, 2022, the Company amended its PMPA with Aris Mining Corporation (“Aris Mining”) in respect of the Marmato PMPA. Under the terms of the amended agreement, Wheaton will purchase 10.5% of the gold production and 100% of the silver production from the Marmato Upper and Lower mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. Under the terms of the amended Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $175 million. Of this amount, $53 million has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.

Termination of the Keno Hill PMPA

On October 2, 2008, the Company entered into a PMPA (the “Keno Hill PMPA”) with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the silver produced by Alexco’s Keno Hill mine in Canada. On

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [31]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

September 7, 2022, Hecla Mining Company (“Hecla”) completed the previously announced acquisition of all of the outstanding common shares of Alexco. In connection with this acquisition, the Company entered an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022 in exchange for 34,800,989 common shares of Hecla valued at $141 million (the “Hecla shares”), resulting in a gain on disposal of the Keno Hill PMPA in the amount of $104 million, calculated as follows:

(in thousands)

Fair value of Hecla Mining Company shares received	$140,596

Less: carrying value after impairment reversal, plus closing costs	(36,201)

Gain on disposal of the Keno Hill PMPA	$104,395

The Company also recorded a $10.3 million gain on impairment reversal during the year ended December 31, 2022 associated with the termination of the Keno Hill PMPA.

Termination of the Yauliyacu PMPA

On March 23, 2006, the Company entered into a PMPA (the “Yauliyacu PMPA”) with Glencore plc (“Glencore”) in respect of the mine in Peru. Under the terms of the amended agreement, per annum the Company purchased an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess. On August 18, 2022, the Company announced that it had entered into an agreement with Glencore to terminate the Yauliyacu PMPA for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. On December 14, 2022 the Company received a cash payment of $132 million resulting in a gain on disposal of the Yauliyacu PMPA in the amount of $51 million, calculated as follows:

(in thousands)

Proceeds received on disposal of Yauliyacu	$131,937
Less: carrying value plus closing costs	(80,464)

Gain on disposal of the Yauliyacu PMPA	$51,473

Acquisition of Cangrejos PMPA

On May 16, 2023, the Company entered into a PMPA (the “Cangrejos PMPA”) with Lumina Gold Corp. (“Lumina”) in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of the agreement, Wheaton will purchase 6.6% of the payable gold production until 700,000 ounces of gold have been delivered, at which point the stream will be reduced to 4.4% of the payable gold production for the life of the mine. Under the terms of the Cangrejos PMPA, the Company is committed to pay Lumina total upfront cash payments of $300 million, $48 million of which is available pre-construction, with the remainder to be paid in staged equal installments during construction of the mine, subject to various customary conditions being satisfied. As it relates to the $48 million, payments will be made in four installments, including (i) $12 million which was paid on closing; (ii) $17 million which was paid six months after closing on November 22, 2023; (iii) $15 million to be paid 12 months after closing; and (iv) $11 million that can be drawn upon for committed acquisition of surface rights.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $300 million, at which point the production payment will increase to 22% of the spot gold price.

Amendment to the Blackwater Gold PMPA

On December 13, 2021, the Company acquired the existing gold stream in respect of gold production from the Blackwater Project (the “Blackwater Gold PMPA”). On June 14, 2023, the Company amended the Blackwater Gold PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an amount of gold equal to 8% of the payable gold production until 464,000 ounces have been delivered (previously 279,908 ounces), with this threshold to increase should there be a delay in the anticipated timing of deliveries. Once the threshold has been achieved, the Company’s attributable gold production will drop to 4% of payable gold production for the life of the mine. In exchange for the amendment, the Company is committed to pay upfront cash consideration of $40 million, payable in four installments which has entirely been paid as at December 31, 2023.

Acquisition of Mineral Park PMPA

On October 24, 2023, the Company entered into a PMPA (the “Mineral Park PMPA”) with Waterton Copper Corp., a subsidiary of Waterton Copper LP (“Waterton Copper”), in respect of silver production from the Mineral Park mine

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [32]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

located in Arizona, USA (“Mineral Park”). Under the Mineral Park PMPA, Wheaton will purchase an amount of silver equal to 100% of the payable silver production for the life of the mine. Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million. In addition, Wheaton will make ongoing payments for the silver ounces delivered equal to 18% of the spot price of silver until the value of the silver delivered, net of the production payment, is equal to the upfront consideration of $115 million, at which point the production payment will increase to 22% of the spot price of silver. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, once the full upfront consideration has been paid (see Note 27).

Acquisition of Curraghinalt PMPA

On November 15, 2023, the Company entered into a PMPA for a gold stream in respect of Dalradian Gold’s Curraghinalt Project (the “Curraghinalt PMPA”). The Curraghinalt project is located in Northern Ireland, United Kingdom. Under the Curraghinalt PMPA, the Company will purchase an amount of gold equal to 3.05% of the payable gold production until 125,000 ounces of gold has been delivered, at which point the stream will be reduced to 1.5% of the payable gold production for life of mine. Under the terms of the Curraghinalt PMPA, the Company paid $20 million on December 21, 2023 with an additional $55 million being paid during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing payments for the gold ounces delivered equal to 18% of the spot price of gold until the value of the gold delivered, net of the production payment, is equal to the upfront consideration of $75 million, at which point the production payment will increase to 22% of the spot price of gold.

Salobo – Mill Throughput Expansion Payment

On November 21, 2023, Vale reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023 (see Note 27 for more information).

14.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 27 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests owned by the Company as of December 31, 2023:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine

			$46,352	$322,000	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 27 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [33]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

15.	Mineral Royalty Interests

The following table summarizes mineral royalty interests owned by the Company as of December 31, 2023. To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600

Mt Todd [5]	Vista	Australia	1.0% GR	3,000	17,000	20,000

				$13,129	$17,000	$30,129

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn $2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

16.	Long-Term Equity Investments

	December 31	December 31

(in thousands)	2023	2022

Common shares held	$246,026	$255,535

Warrants held	652	560

Total long-term equity investments	$246,678	$256,095

Common Shares Held

	Year Ended December 31, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2023	Realized Gain (Loss) on Disposal

Bear Creek	15,707	7.90%	$7,443	$526	$-	$(5,831)	$2,138	$ -

Sabina	-	0.00%	30,535	-	(48,832)	18,297	-	872

Kutcho	18,640	13.27%	3,097	-	-	(1,546)	1,551	-

Hecla	34,980	5.66%	194,668	-	(202)	(26,211)	168,255	73

B2Gold	12,025	0.92%	-	48,832	-	(10,738)	38,094	-

Other			19,792	16,826	(27)	(603)	35,988	(990)

Total			$255,535	$66,184	$(49,061)	$(26,632)	$246,026	$ (45)

1)

The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [34]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

	Year Ended December 31, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) 2	Fair Value at Dec 31, 2022	Realized Loss on Disposal

Bear Creek	13,264	8.65%	$12,764	$-	$-	$(5,321)	$7,443	$-

Sabina	31,095	5.58%	13,381	19,833	-	(2,679)	30,535	-

Kutcho	18,640	14.83%	-	11,721	-	(8,624)	3,097	-

Hecla	35,012	5.78%	-	141,450	-	53,218	194,668	-

Other			33,796	6,139	(4,601)	(15,542)	19,792	(3,797)

Total			$59,941	$179,143	$(4,601)	$21,052	$255,535	$(3,797)

1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

17.	Credit Facilities

17.1.	Sustainability-Linked Revolving Credit Facility

On June 22, 2023, the term of the Company’s undrawn $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on June 22, 2028.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at December 31, 2023 and 2022.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.15%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the years ended December 31, 2023 and December 31, 2022, the stand-by fee rate was 0.20%.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $5 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 25).

17.2.	Lease Liabilities

The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	December 31	December 31

(in thousands)	2023	2022

Current portion	$604	$818

Long-term portion	5,625	1,152

Total lease liabilities	$6,229	$1,970

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [35]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	December 31 2023

Not later than 1 year	$898

Later than 1 year and not later than 5 years	2,548

Later than 5 years	4,769

Total lease liabilities	$8,215

17.3.	Finance Costs

A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Years Ended December 31

(in thousands)	Note	2023	2022

Costs related to undrawn credit facilities	17.1	$5,162	$5,262

Interest expense - lease liabilities	17.2	207	91

Letters of guarantee	5.3	141	233

Total finance costs		$5,510	$5,586

18.	Issued Capital

(in thousands)	Note	December 31 2023	December 31 2022

Issued capital

Share capital issued and outstanding: 453,069,254 common shares (December 31, 2022: 452,318,526 common shares)	18.1	$3,777,323	$3,752,662

18.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2023 and 2022, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2022 to December 31, 2023 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2022	450,863,952

Share purchase options exercised [1]	493,129	Cdn$28.76

Restricted share units released [1]	87,838	Cdn$0.00

Dividend reinvestment plan [2]	873,607	US$38.75

At December 31, 2022	452,318,526

Share purchase options exercised [1]	488,922	Cdn$32.82

Restricted share units released [1]	119,827	Cdn$0.00

Dividend reinvestment plan [2]	141,979	US$46.73

At December 31, 2023	453,069,254

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1% where applicable.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [36]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

At the Market Equity Program

The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2023 and 2022, the Company has not issued any shares under the ATM program.

18.2.	Dividends Declared

	Years Ended December 31

(in thousands, except per share amounts)	2023		2022

Dividends declared per share	$0.60		$0.60

Average number of shares eligible for dividend	452,906		451,577

Total dividends paid	$271,744		$270,946

Paid as follows:

Cash	$265,109	98%	$237,097	88%

DRIP [1]	6,635	2%	33,849	12%

Total dividends paid	$271,744	100%	$270,946	100%

Shares issued under the DRIP	142		874

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

19.	Reserves

	Note	December 31	December 31
(in thousands)		2023	2022

Reserves

Share purchase warrants	19.1	$-	$83,077

Share purchase options	19.2	22,907	22,578

Restricted share units	19.3	8,006	8,142

Long-term investment revaluation reserve, net of tax	19.4	(71,004)	(47,250)

Total reserves		$(40,091)	$66,547

19.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding at December 31, 2022	10,000,000	$ 43.75	1.00	$83,077
Expired	(10,000,000)	43.75	1.00	(83,077)

Warrants outstanding at December 31, 2023	-	$ 43.75	1.00	$-

Each warrant entitled the holder the right to purchase one of the Company’s common shares. The warrants expired unexercised on February 28, 2023.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [37]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

19.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31

	2023	2022

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$59.41	Cdn$60.00

Expected dividend yield	1.39%	1.32%

Expected volatility	30%	35%

Risk-free interest rate	3.40%	1.72%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$12.89	Cdn$13.84

Number of options issued during the period	316,580	283,440

Total fair value of options issued (000’s)	$2,972	$3,069

The following table summarizes information about the options outstanding and exercisable at December 31, 2023:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$30.82	4,477	-	4,477	0.5 years

$31.85¹	18,310	-	18,310	1.2 years

$32.47¹	5,210	-	5,210	0.2 years

$32.93	121,210	-	121,210	0.2 years

$33.47	291,255	-	291,255	1.2 years

$49.86	156,693	79,873	236,566	4.2 years

$52.84¹	21,052	14,091	35,143	4.2 years

$57.23¹	-	45,820	45,820	6.2 years

$59.41	-	252,630	252,630	6.2 years

$60.00	73,578	148,556	222,134	5.2 years

$62.11¹	11,840	25,426	37,266	5.2 years

	703,625	566,396	1,270,021	3.7 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.3226, being the Cdn$/US$ exchange rate at December 31, 2023.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [38]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2022 to December 31, 2023 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2022	1,705,497	Cdn$34.40

Granted (fair value - $3 million or Cdn$13.84 per option)	283,440	60.00

Exercised	(493,129)	28.76

Forfeited	(17,508)	53.73

At December 31, 2022	1,478,300	Cdn$41.37

Granted (fair value - $3 million or Cdn$12.89 per option)	316,580	59.41

Exercised	(488,922)	32.82

Forfeited	(35,937)	59.44

At December 31, 2023	1,270,021	Cdn$48.47

As it relates to share purchase options, during the year ended December 31, 2023, the weighted average share price at the time of exercise was Cdn$63.74 per share, as compared to Cdn$57.96 per share during the comparable period in 2022.

19.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2022 to December 31, 2023 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2022	350,058	$26.69

Granted (fair value - $4 million)	91,780	46.72

Released	(87,838)	28.85

Forfeited	(3,794)	39.95

At December 31, 2022	350,206	$31.25

Granted (fair value - $4 million)	93,990	43.35

Released	(119,827)	33.10

Forfeited	(8,033)	44.39

At December 31, 2023	316,336	$33.81

19.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [39]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2022 to December 31, 2023 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2022		$(65,475)	$(111)	$(65,586)

Unrealized gain (loss) on LTIs [1]		21,052	(6,513)	14,539

Reallocate reserve to retained earnings upon disposal of LTIs [1]	16	3,797	-	3,797

At December 31, 2022		$(40,626)	$(6,624)	$(47,250)

Unrealized gain (loss) on LTIs [1]		(26,632)	3,719	(22,913)

Reallocate reserve to retained earnings upon disposal of LTIs [1]		(841)	-	(841)

At December 31, 2023		$(68,099)	$(2,905)	$(71,004)

1)	LTIs refers to long-term investments in common shares held.

20.	Share Based Compensation

The Company’s share based compensation consists of share purchase options (Note 19.2), restricted share units (Note 19.3) and performance share units (Note 20.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

20.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [40]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2022 to December 31, 2023 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2022	513,510	$26,305

Granted	129,140	-

Accrual related to the fair value of the PSUs outstanding	-	14,414

Foreign exchange adjustment	-	(870)

Paid	(186,730)	(18,411)

Forfeited	(11,300)	(199)

At December 31, 2022	444,620	$21,239

Granted	135,690	-

Accrual related to the fair value of the PSUs outstanding	-	16,669

Foreign exchange adjustment	-	257

Paid	(191,980)	(16,675)

Forfeited	(15,870)	(364)

At December 31, 2023	372,460	$21,126

A summary of the PSUs outstanding at December 31, 2023 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Dec 31, 2023	PSU Liability at Dec 31, 2023

2021	2024	126,590	$50.94	200%	93%	$12,013

2022	2025	118,240	$50.27	193%	60%	6,866

2023	2026	127,630	$49.51	133%	27%	2,247

		372,460				$21,126

21.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31

(in thousands)	2023	2022

Basic weighted average number of shares outstanding	452,814	451,570

Effect of dilutive securities

Share purchase options	318	425

Restricted share units	331	349

Diluted weighted average number of shares outstanding	453,463	452,344

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [41]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$60.58, compared to Cdn$50.55 for the comparable period in 2022.

	Years Ended December 31

(in thousands)	2023	2022

Share purchase options	37	337

Share purchase warrants	-	10,000

Total	37	10,337

22.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Years Ended December 31

(in thousands)	2023	2022

Change in non-cash working capital

Accounts receivable	$(264)	$2,023

Accounts payable and accrued liabilities	867	(1,318)

Other	1,309	868

Total change in non-cash working capital	$1,912	$1,573

Non-Cash Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments

During the year ended December 31, 2023, the Company received common shares valued at $48 million (2022 – $4.6 million)

as consideration for the disposal of long-term equity investments (Note 16).

Non-Cash Transactions – Receipt of Shares as Consideration for Termination of Keno Hill PMPA

As more fully described in notes 13 and 16, on September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million.

Non-Cash Transactions – Termination of Convertible Note Receivable and Non-Revolving Term Loan

On February 18, 2022, the Company terminated the previously outstanding Kutcho Convertible Note and non-revolving term loan in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement (Note 14).

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [42]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Cash and Cash Equivalents

	December 31	December 31

(in thousands)	2023	2022

Cash and cash equivalents comprised of:

Cash	$211,430	$170,155

Cash equivalents	335,097	525,934

Total cash and cash equivalents	$546,527	$696,089

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

23.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income Tax Expense (Recovery) in Net Earnings

	Years Ended December 31

(in thousands)	2023	2022

Current income tax expense (recovery)	$(2,372)	$8,746

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$2,427	$32,430

Write down (reversal of write down) or recognition of prior period temporary differences	1,359	(40,667)

Total deferred income tax expense (recovery)	$3,786	$(8,237)

Total income tax expense (recovery) recognized in net earnings	$1,414	$509

Income Tax Expense (Recovery) in Other Comprehensive Income

	Years Ended December 31

(in thousands)	2023	2022

Income tax expense (recovery) related to LTIs - common shares held	$(3,719)	$6,513

Income Tax Expense (Recovery) in Shareholders’ Equity1

	Years Ended December 31

(in thousands)	2023	2022

Current income tax expense (recovery)	$-	$(5,932)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$-	$5,932

Write down (reversal of write down) or recognition of prior period temporary differences	$-	$(4,143)

Total deferred income tax expense (recovery)	$-	$1,789

Total income tax expense (recovery) recognized in equity	$-	$(4,143)

1)

Income tax expense (recovery) in shareholders’ equity relates to share financing fees. Share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, share financing fees are charged directly to issued capital.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [43]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Income Tax Rate Reconciliation

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31

(in thousands)	2023	2022

Earnings before income taxes	$539,058	$669,635

Canadian federal and provincial income tax rates	27.00%	27.00%

Income tax expense (recovery) based on above rates	$145,546	$180,781

Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	(1,052)

Non-deductible stock based compensation and other	1,656	1,529

Differences in tax rates in foreign jurisdictions [1]	(147,991)	(142,869)

Current period unrecognized temporary differences	844	2,787

Write down (reversal of write down) or recognition of prior period temporary differences	1,359	(40,667)

Total income tax expense (recovery) recognized in net earnings	$1,414	$509

1)	During the year ended December 31, 2023, the Company’s subsidiaries generated net earnings of $551 million, as compared to $532 million during the comparable period of the prior year.

The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

Global Minimum Tax

The Company is within the scope of global minimum tax under the OECD Pillar Two model rules (“Pillar Two”). Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. The Canadian parent company, as well as its Luxembourg subsidiary (Silver Wheaton Luxembourg S.a.r.l., or “Silver Wheaton Luxembourg”) have an effective tax rate that exceeds 15% or are in a loss position. The group’s subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%. For the years ended December 31, 2023 and 2022, the Cayman Islands subsidiaries had net earnings of $551 million and $532 million, respectively.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the year ended December 31, 2023 and 2022 and therefore the Company has no related current tax expense associated with global minimum tax.

Jurisdictional updates are as follows:

Canada

On August 4, 2023, the Canadian Federal Government released draft Pillar Two implementing legislation as a new act, the Global Minimum Tax Act (“GMTA”), for public comment. The public consultation period on the draft legislation ended September 29, 2023. If enacted, the GMTA would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company’s Cayman Island subsidiaries from January 1, 2024.

Luxembourg

Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%. The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company’s subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada.

Given the Canadian government’s stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [44]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Current Income Taxes (Payable) Receivable

The movement in current income taxes (payable) receivable for the years ended December 31, 2023 and 2022 is as follows:

(in thousands)	Current Taxes (Payable) Recoverable

Current taxes payable - December 31, 2021	$(132)

Current income tax expense - income statement	(8,746)

Current income tax recovery - shareholders’ equity	5,932

Income taxes paid	171

Foreign exchange adjustments	12

Current taxes payable - December 31, 2022	$(2,763)

Current income tax recovery - income statement	2,372

Income taxes paid	6,192

Foreign exchange adjustments	134

Current taxes recoverable - December 31, 2023	$5,935

Deferred Income Taxes

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the years ended December 31, 2023 and December 31, 2022, respectively, is shown below:

	Year Ended December 31, 2023

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward [1]	$-	$810	$-	$-	$810

Capital loss carryforward	792	40	124	-	956

Other [2]	4,256	(121)	-	-	4,135

Deferred tax liabilities

Debt financing fees [3]	(774)	(44)	-	-	(818)

Unrealized gains on long-term investments	(8,006)	(4)	3,595	-	(4,415)

Mineral stream interests [4]	3,732	(4,400)	-	-	(668)

Foreign withholding tax	(165)	(67)	-	-	(232)

Total	$(165)	$(3,786)	$3,719	$-	$(232)

1)	As at December 31, 2023, the Company had recognized the tax effect on $3 million of non-capital losses against deferred tax liabilities.
2)	Other includes capital assets, cobalt inventory, charitable donation carryforward, and PSU and pension liabilities.
3)

Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)

The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [45]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

	Year Ended December 31, 2022

	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Recognized deferred income tax assets and liabilities

Deferred tax assets

Non-capital loss carryforward	$6,967	$(5,178)	$-	$(1,789)	$-

Capital loss carryforward	-	277	515	-	792

Other	1,325	2,739	192	-	4,256

Deferred tax liabilities

Interest capitalized for accounting	(87)	87	-	-	-

Debt and share financing fees	(737)	(37)	-	-	(774)

Kutcho Convertible Note	-	112	(112)	-	-

Unrealized gains on long-term investments	(170)	(728)	(7,108)	-	(8,006)

Mineral stream interests	(7,298)	11,030	-	-	3,732

Foreign withholding tax	(100)	(65)	-	-	(165)

Total	$(100)	$8,237	$(6,513)	$(1,789)	$(165)

Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31

(in thousands)	2023	2022

Mineral stream interests	$8,804	$7,369

Other	2,376	1,575

Unrealized losses on long-term investments	12,912	13,069

Total	$24,092	$22,013

1)	As at December 31, 2023, the Company had fully recognized the tax effect of non-capital losses.

Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $2.1 billion as at December 31, 2023, all of which is anticipated to reverse in the future and be exempt from tax on repatriation, leaving $Nil that would be taxable on repatriation.

At December 31, 2023, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $3 million will expire in 2043.

24.	Other Current Assets

The composition of other current assets is shown below:

		December 31	December 31

(in thousands)	Note	2023	2022

Prepaid expenses		$2,628	$2,856

Other		871	431

Total other current assets		$3,499	$3,287

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [46]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

25.	Other Long-Term Assets

The composition of other long-term assets is shown below:

		December 31	December 31

(in thousands)	Note	2023	2022

Intangible assets		$1,886	$2,270

Debt issue costs - Revolving Facility	17.1	5,496	5,757

Refundable deposit - 777 PMPA		8,717	8,073

Subscription Rights		4,510	-

Other		5,861	3,691

Total other long-term assets		$26,470	$19,791

Subscription Rights

The subscription rights were converted to common shares during the first quarter of 2024 and will be reclassified to Long-Term Equity Investments.

Refundable Deposit – 777 PMPA

On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine (Note 13). Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced. The balance of the Refundable Deposit is $78 million.

At December 31, 2022, the Company derecognized the 777 PMPA and recognized a long-term receivable, with interest to be accreted on a quarterly basis until maturity which is August 8, 2052. The Company estimated that a credit facility with similar terms and conditions would have an interest rate of 8%, resulting in the Refundable Deposit having a fair value of $8 million at December 31, 2022, resulting in a $2 million impairment on the 777 PMPA.

26.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Years Ended December 31

(in thousands)	2023	2022

Short-term benefits [1]	$7,755	$ 8,666

Post-employment benefits	909	829

PSUs [2]	9,341	8,557

Equity settled stock based compensation (a non-cash expense) [3]	3,987	3,537

Total executive compensation	$21,992	$ 21,589

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)

As more fully disclosed in Note 20.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3)	As more fully disclosed in Notes 19.2 and 19.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [47]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

27.	Commitments and Contingencies

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement		Date of Original Contract

Constancia	50%		$420	[2]	Life of Mine		8-Aug-12

Salobo	75%		$425		Life of Mine		28-Feb-13

Sudbury	70%		$400		20 years		28-Feb-13

San Dimas	variable	[3]	$631		Life of Mine		10-May-18

Stillwater	100%		18%	[4]	Life of Mine		16-Jul-18

Marathon	100%	[5]	18%	[4]	Life of Mine		26-Jan-22

Other

Minto	100%	[6]	50%	[6]	Life of Mine		20-Nov-08

Copper World	100%		$450		Life of Mine		10-Feb-10

Marmato	10.5%	[5]	18%	[4]	Life of Mine		5-Nov-20

Santo Domingo	100%	[5]	18% [4]		Life of Mine		24-Mar-21

Fenix	6%	[5]	18% [4]		Life of Mine		15-Nov-21

Blackwater	8%	[5]	35%		Life of Mine		13-Dec-21

Curipamba	50%	[5]	18% [4]		Life of Mine		17-Jan-22

Goose	2.78%	[5]	18% [4]		Life of Mine		8-Feb-22

Cangrejos	6.6%	[5]	18% [4]		Life of Mine		16-May-23

Platreef [8]	62.5%	[5]	$100 [5]		Life of Mine	[5]	7-Dec-21

Curraghinalt	3.05%	[5]	18% [4]		Life of Mine		15-Nov-23

Kudz Ze Kayah [8]	6.875%	[7]	20%		Life of Mine		22-Dec-21

Early Deposit

Toroparu	10%		$400		Life of Mine		11-Nov-13

Cotabambas	25%	[5]	$450		Life of Mine		21-Mar-16

Kutcho	100%		20%		Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
e.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
f.	Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
i.

Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

j.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
k.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine. Prior to this, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at 90% of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to 50% of spot price as set out in the existing Minto PMPA.

7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)

On November 15, 2023, the Company entered into the Orion Purchase Agreement (Note 29) to acquire the Platreef and Kudz Ze Kayah PMPAs. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [48]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract

Peñasquito	25%		$4.50		Life of Mine	24-Jul-07

Constancia	100%		$6.20	²	Life of Mine	8-Aug-12

Antamina	33.75%		20%		Life of Mine	3-Nov-15

Other

Los Filos	100%		$4.68		25 years	15-Oct-04

Zinkgruvan	100%		$4.68		Life of Mine	8-Dec-04

Stratoni	100%		$11.54		Life of Mine	23-Apr-07

Neves-Corvo	100%		$4.46		50 years	5-Jun-07

Aljustrel	100%	[3]	50%		50 years	5-Jun-07

Minto	100%	[4]	$4.39		Life of Mine	20-Nov-08

Pascua-Lama	25%		$3.90		Life of Mine	8-Sep-09

Copper World	100%		$3.90		Life of Mine	10-Feb-10

Loma de La Plata	12.5%		$4.00		Life of Mine	n/a	[5]

Marmato	100%	[6]	18%	[7]	Life of Mine	5-Nov-20

Cozamin	50%	[6]	10%		Life of Mine	11-Dec-20

Blackwater	50%	[6]	18%	[7]	Life of Mine	13-Dec-21

Curipamba	75%		18%	[7]	Life of Mine	17-Jan-22

Mineral Park	100%		18%	[7]	Life of Mine	24-Oct-23

Kudz Ze Kayah [9]	6.875	[8]	20%		Life of Mine	22-Dec-21

Early Deposit

Toroparu	50%		$3.90		Life of Mine	11-Nov-13

Cotabambas	100%	[6]	$5.90		Life of Mine	21-Mar-16

Kutcho	100%		20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

4)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On November 15, 2023, the Company entered into the Orion Purchase Agreement (Note 29) to acquire the Kudz Ze Kayah PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [49]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement		Date of Original Contract

Palladium
Stillwater	4.5% ²	18% ³	Life of Mine		16-Jul-18
Platreef [4]	5.25% ²	30% ²	Life of Mine	[2]	7-Dec-21

Platinum
Marathon	22% ²	18% ³	Life of Mine		26-Jan-22
Platreef [4]	5.25% ²	30% ²	Life of Mine	[2]	7-Dec-21

Cobalt
Voisey’s Bay	42.4% ²	18% ³	Life of Mine		11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On November 15, 2023, the Company entered into the Orion Purchase Agreement (Note 29) to acquire the Platreef PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]

(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total

Payments for mineral stream interests & royalty

Salobo [2]	$163,000	$-	$16,000	$64,000	$243,000

Marathon	15,122	136,096	-	-	151,218

Cangrejos	19,300	126,000	126,000	-	271,300

Marmato	80,032	41,968	-	-	122,000

Santo Domingo	-	260,000	-	-	260,000

Copper World [3]	-	231,150	-	-	231,150

Curipamba	250	162,000	-	-	162,250

Mineral Park	115,000	-	-	-	115,000

Platreef	411,500	-	-	-	411,500

Curraghinalt	-	55,000	-	-	55,000

Kudz Ze Kayah	43,500	-	-	-	43,500

Fenix Gold	25,000	-	-	-	25,000

Mt Todd Royalty	17,000	-	-	-	17,000

Loma de La Plata	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	29,000	29,000	58,000

Leases liabilities	898	1,211	1,338	4,769	8,216

Total contractual obligations	$890,602	$1,013,425	$172,338	$394,169	$2,470,534

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [50]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.

The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $151 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $271 million. Of this amount, $15 million is to be paid 12 months after the closing date, $4 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Curipamba

Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.3 million, which includes $250,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Mineral Park

Under the terms of the Mineral Park PMPA, the Company is committed to pay total upfront cash payments of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [51]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Platreef

Under the terms of the Platreef PMPA (Note 29), upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $412 million to Orion Resource Partners (“Orion”).

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA (Note 29), upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $39 million to Orion with an additional $5 million contingency payment due to Orion if the KZK project achieves certain milestones.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to Rio2’s receipt of its Environmental Impact Assessment (“EIA”) for the Fenix Project, and certain other conditions. On December 20, 2023, Rio2 announced that it had received approval for the EIA, however other conditions remain outstanding.

Mt Todd Royalty

Under the terms of the royalty agreement with Vista, the Company is committed to pay additional upfront cash payment of $17 million to advance Mt. Todd and for general corporate purposes.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [52]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [53]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

28.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2023
(in thousands)	Sales	Cost of Sales	Depletion	Gain on Disposal [1]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo [5]	$399,936	$85,382	$71,878	$-	$242,676	$314,555	$2,681,419

Sudbury 2, [5]	37,432	7,596	20,931	-	8,905	29,554	262,485

Constancia	95,672	20,315	15,318	-	60,039	75,357	80,265

San Dimas	82,656	26,499	11,143	-	45,014	56,157	144,722

Stillwater	16,842	2,989	4,383	-	9,470	13,853	211,469

Other [3]	11,593	6,191	1,250	-	4,152	5,137	603,689

Total gold interests	$644,131	$148,972	$124,903	$-	$370,256	$494,613	$3,984,049

Silver

Peñasquito [5]	$101,514	$19,010	$17,442	$-	$65,062	$82,504	$276,232

Antamina	86,855	17,203	25,838	-	43,814	69,652	519,530

Constancia	50,913	13,197	13,364	-	24,352	37,716	179,583

Other [4]	99,312	22,886	12,347	5,027	69,106	74,272	582,113

Total silver interests	$338,594	$72,296	$68,991	$5,027	$202,334	$264,144	$1,557,458

Palladium

Stillwater	$18,496	$3,360	$6,145	$-	$8,991	$15,135	$220,667

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay [5]	$14,824	$3,543	$14,395	$-	$(3,114)	$15,071	$350,816

Total mineral stream interests	$1,016,045	$228,171	$214,434	$5,027	$578,467	$788,963	$6,122,441

Other

General and administrative					$(38,165)	$(36,025)

Share based compensation					(22,744)	(16,675)

Donations and community investments					(7,261)	(7,039)

Finance costs					(5,510)	(4,230)

Other					34,271	32,007

Income tax					(1,414)	(6,192)

Total other					$(40,823)	$(38,154)	$908,744

Consolidated					$537,644	$750,809	$7,031,185

1)	See Note 13 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

5)	As it relates to mine operator concentration risk:
a.

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2023 were 45% of the Company’s total revenue.

b.

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2023 were 10% of the Company’s total revenue.

c.

The counterparty obligations under the Constancia and 777 PMPA are guaranteed by the parent company Hudbay Minerals Inc (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2023 were 15% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [54]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Year Ended December 31, 2022
(in thousands)	Sales	Cost of Sales	Depletion	Impairment Reversal / Gain on Disposal [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Gold

Salobo [5]	$296,145	$68,211	$54,677	$-	$173,257	$227,933	$2,383,262

Sudbury 2, [5]	39,211	8,706	23,753	-	6,752	30,789	283,416

Constancia	54,868	12,520	8,206	-	34,142	42,348	95,583

San Dimas	75,238	26,053	10,858	-	38,327	49,186	155,865

Stillwater	16,583	2,983	3,933	-	9,667	13,600	215,852

Other [3]	47,653	19,995	1,252	(1,719)	24,687	27,610	494,143

Total gold interests	$529,698	$138,468	$102,679	$(1,719)	$286,832	$391,466	$3,628,121

Silver

Peñasquito [5]	$174,635	$34,657	$28,344	$-	$111,634	$139,978	$293,674

Antamina [5]	107,794	21,622	34,684	-	51,488	85,824	545,368

Constancia	44,798	12,440	12,937	-	19,421	32,358	192,947

Other 4, [5]	143,776	46,339	36,640	166,198	226,995	96,251	453,096

Total silver interests	$471,003	$115,058	$112,605	$166,198	$409,538	$354,411	$1,485,085

Palladium

Stillwater	$32,160	$5,687	$6,018	$-	$20,455	$26,472	$226,812

Platinum

Marathon	$-	$-	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	$32,192	$8,408	$10,650	$-	$13,134	$28,178	$357,573

Total mineral stream interests	$1,065,053	$267,621	$231,952	$164,479	$729,959	$800,527	$5,707,019

Other

General and administrative					$(35,831)	$(35,073)

Share based compensation					(20,060)	(18,411)

Donations and community investments					(6,296)	(5,706)

Finance costs					(5,586)	(4,135)

Other					7,449	6,393

Income tax					(509)	(171)

Total other					$(60,833)	$(57,103)	$1,052,887

Consolidated					$669,126	$743,424	$6,759,906

1)	See Notes 13 for more information.

2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.

3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu and Keno Hill silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

5)	As it relates to mine operator concentration risk:

a.

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale PMPAs during the year ended December 31, 2022 were 35% of the Company’s total revenue.

b.

The counterparty obligations under the Antamina PMPA and the Yauliyacu PMPA (which is included as part of Other silver interests) are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore PMPAs during the year ended December 31, 2022 were 14% of the Company’s total revenue.

c.

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont Corporation (“Newmont”). Total revenues relative to Newmont during the year ended December 31, 2022 were 16% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [55]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at December 31, 2023

(in thousands)	Sales Year Ended Dec 31, 2023		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$60,163	6%	$708,402	$141,292	$-	$9,451	$350,816	$ 1,209,961

United States	35,337	3%	211,470	971	220,667	-	-	433,108

Mexico	200,146	20%	144,719	396,490	-	-	-	541,209

Europe

Greece	-	0%	-	-	-	-	-	-

Portugal	33,375	3%	-	17,516	-	-	-	17,516

Sweden	48,177	5%	-	27,017	-	-	-	27,017

UK	-	0%	20,198	-	-	-	-	20,198

South America

Argentina/Chile [1]	-	0%	-	253,514	-	-	-	253,514

Argentina	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	56,538	-	-	-	-	56,538

Brazil	399,936	39%	2,681,419	-	-	-	-	2,681,419

Peru	233,442	23%	80,265	699,107	-	-	-	779,372

Ecuador	-	0%	39,455	3,779	-	-	-	43,234

Colombia	5,469	1%	41,583	6,883	-	-	-	48,466

Consolidated	$1,016,045	100%	$3,984,049	$1,557,458	$220,667	$9,451	$350,816	$ 6,122,441

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

			Carrying Amount at December 31, 2022

(in thousands)	Sales Year Ended Dec 31, 2022		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$124,710	12%	$668,011	$450	$-	$9,428	$357,573	$ 1,035,462

United States	48,743	5%	215,852	566	226,812	-	-	443,230

Mexico	266,367	25%	155,863	423,103	-	-	-	578,966

Europe

Greece	3,291	0%	-	-	-	-	-	-

Portugal	25,728	2%	-	18,366	-	-	-	18,366

Sweden	41,613	4%	-	29,108	-	-	-	29,108

South America

Argentina/Chile [1]	-	0%	-	253,514	-	-	-	253,514

Argentina	-	0%	-	10,889	-	-	-	10,889

Chile	-	0%	56,536	-	-	-	-	56,536

Brazil	296,145	28%	2,383,263	-	-	-	-	2,383,263

Peru	253,441	24%	95,584	738,310	-	-	-	833,894

Ecuador	-	0%	10,181	3,671	-	-	-	13,852

Colombia	5,015	0%	42,831	7,108	-	-	-	49,939

Consolidated	$1,065,053	100%	$3,628,121	$1,485,085	$226,812	$9,428	$357,573	$ 5,707,019

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [56]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2023 and 2022 (US Dollars)

29.	Subsequent Events

Declaration of Dividend

The Company has revised its dividend policy, fixing the quarterly dividend to be $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 14, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on April 3, 2024 and is expected to be distributed on or about April 15, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Closing of the Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs

On November 15, 2023, the Company announced that it had entered into a definitive agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing streams in respect of Ivanhoe Mines’ Platreef Project (the “Platreef Streams”) and BMC Minerals’ Kudz Ze Kayah Project (the “Kudz Ze Kayah Streams”). The Company paid $450 million to Orion on February 27, 2024, being the closing date of the acquisition of the Platreef Gold PMPA, Platreef Palladium and Platinum PMPA and the KZK PMPA. An additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

The Platreef Project is located in Johannesburg, South Africa. Under the Platreef Gold PMPA, the Company is entitled to purchase 62.5% of the payable gold until a total of 218,750 ounces of gold has been delivered to the Company, at which point the Company will be entitled to purchase 50% of the payable gold production until a total of 428,300 ounces of gold has been delivered. Once the threshold has been achieved, the Company will be entitled to purchase 3.125% of the payable gold production if certain conditions are met. Under the Platreef Gold PMPA, the Company will make ongoing payments for the gold ounces delivered equal to $100 per ounce until a total of 428,300 ounces of gold have been delivered, increasing to 80% of the spot price of gold thereafter.

Under the Platreef palladium and platinum PMPA (the “Platreef PGM PMPA”), the Company is entitled to purchase 5.25% of the payable palladium and platinum production until a total of 350,000 ounces of combined palladium and platinum have been received. Once the threshold has been achieved, the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 ounces have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production if certain conditions are met. Under the Platreef PGM PMPA, the Company will make ongoing payments for the palladium and platinum ounces delivered equal to 30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter.

The Kudz Ze Kayah stream is located in Yukon, Canada. Under the Kudz Ze Kayah PMPA (the “KZK PMPA”), the Company is entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% depending on the timing of such deliveries, until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered (for a total of 660,000 ounces of gold and 86.60 million ounces of silver), and thereafter ranging between 6.25% and 6.75%. Under the KZK PMPA, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price. Under the KZK PMPA, BMC Minerals has a buyback option to repurchase 50% of the stream for a period of 30 days after June 22, 2026, for $36 million.

Acquisition of DeLamar Royalty

On February 20, 2024, the Company purchased a 1.5% net smelter return royalty interest in the DeLamar and Florida mountain project located in Idaho, United States from Integra Resources Corporation for $9.75 million to be paid in two equal installments. The first installment of $4.875 million was paid on closing on March 7, 2024. The second installment is expected to be paid four months after the first installment.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - FINANCIAL STATEMENTS [57]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

London Stock Exchange: WPM

DIRECTORS

GEORGE BRACK, Chair

JAIMIE DONOVAN

PETER GILLIN

CHANTAL GOSSELIN

JEANE HULL

GLENN IVES

CHARLES JEANNES

MARILYN SCHONBERNER

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

TSX Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP

Vancouver, Canada

INVESTOR RELATIONS

EMMA MURRAY

Vice President, Investor Relations

T: 1 604 684 9648   TF: 1 844 288 9878

E: info@wheatonpm.com

Wheaton	Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
wheatonpm.com

Value through streaming.